                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   -----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)/1/


                       Protein Polymer Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    743697104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 20, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [X]Rule 13d-1(b)
      [_]Rule 13d-1(c)
      [_]Rule 13d-1(d)




--------

     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------                                            -----------------
CUSIP No. 743697104                  13G                       Page 2 of 4 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Taurus Advisory Group, Inc.
--------------------------------------------------------------------------------
                                                                  (a)      [ ]
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b)      [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          USA (New Jersey)
--------------------------------------------------------------------------------
                      5.   SOLE VOTING POWER

                                ----
                 ---------------------------------------------------------------
     NUMBER OF        6.   SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 7,590,973 (includes shares issuable upon
     OWNED BY                   exercise of warrants and conversion of
       EACH                     convertible preferred stock)
     REPORTING   ---------------------------------------------------------------
      PERSON           7.   SOLE DISPOSITIVE POWER
       WITH
                                7,590,973 (includes shares issuable upon
                                exercise of warrants and conversion of
                                convertible preferred stock)
                 ---------------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                                ----
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,590,973 (includes shares issuable upon exercise of warrants and conversion of convertible preferred stock)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          17.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

          IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                  SCHEDULE 13G

Item 1(a)     Name of Issuer:
                      Protein Polymer Technologies, Inc.

     1(b)     Address of Issuer's Principal Executive Offices:
                      10655 Sorrento Valley Road
                      San Diego, CA 92121

Item 2(a)     Name of Person Filing:
                      Taurus Advisory Group, Inc.

     2(b)     Address of Principal Business Office or, if none, Residence:
                      2 Landmark Square
                      Stamford, CT 06901

     2(c)     Citizenship:
                      New Jersey

     2(d)     Title of Class of Securities:
                      Common Stock, $.01 par value

     2(e)     CUSIP Number:
                      743697104

Item 3 The reporting person is an investment advisor in accordance with Rule 240.13d-1(b)(1)(ii)(E).

Item 4        Ownership:

     4(a)     Amount beneficially owned:
                      7,590,973 (includes shares issuable upon exercise of warrants and conversion of convertible preferred stock)

     4(b)     Percent of Class:
                      17.4%

     4(c)     Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:
                      ----

              (ii)  shared power to vote or to direct the vote:

                      7,590,937 (includes shares issuable upon exercise of warrants and conversion of convertible preferred stock)



                               Page 3 of 4 Pages

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              (iii)  sole power to dispose or to direct the disposition of:

                      ----

              (iv)   shared power to dispose or to direct the disposition of:

                      7,590,937 (includes shares issuable upon exercise of warrants and conversion of convertible preferred stock)

Item 5        Ownership of Five Percent or Less of a Class:
                      Not Applicable.

Item 6        Ownership of More than Five Percent on Behalf of Another Person:
                      Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                      Not Applicable.

Item 8        Identification and Classification of Members of the Group:
                      Not Applicable.

Item 9        Notice of Dissolution of Group:
                      Not Applicable.

Item 10  Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            PRESIDENT AND FELLOWS OF HARVARD COLLEGE

                            By: /s/ James Tagiaferri
                                ------------------------------------------
                                Name:  James Tagiaferri
                                Title: President

February 28, 2002

                                Page 4 of 4 Pages